ONEIDA FINANCIAL CORP.
182 Main Street
Oneida, New York 13421
May 12, 2010
Via Facsimile and Edgar
(202) 772-9216
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oneida Financial Corp. Registration Statement on Form S-1 (Registration Number 333-165458) Request for Acceleration of Effectiveness
Ladies and Gentlemen:
     Oneida Financial Corp., a Maryland corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 be declared effective on May 14, 2010 at 12:00 noon, or as soon thereafter as is practicable.
     The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Michael R. Kallet
Michael R. Kallet
President and Chief Executive Officer

[LETTERHEAD OF STIFEL, NICOLAUS & COMPANY, INCORPORATED]
May 12, 2010
Via Facsimile and Edgar
(202) 772-9216
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oneida Financial Corp. Registration Statement on Form S-1 (Registration Number 333-165458) Request for Acceleration of Effectiveness
Ladies and Gentlemen:
     In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Oneida Financial Corp. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 12:00 noon on May 14, 2010, or as soon thereafter as may be practicable.

Very Truly Yours, Stifel, Nicolaus & Company, Incorporated
/s/ Robin Suskind
Name:	Robin Suskind
Title:	Managing Director